Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors
Duratek, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-113701) and Form S-8 (Nos. 33-60075, 333-40612, and 333-74848) of Duratek, Inc. of our report dated February 24, 2004, relating to the consolidated balance sheets of Duratek, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form-10K/A of Duratek, Inc.

Our report refers to the Company's adoption of Statement of Financial Accounting Standards No.143, Accounting for Asset Retirement Obligations, as of January 1, 2003, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

/s/ KPMG LLP
Baltimore, Maryland
March 26, 2004